2001 - 6

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing April 17, 2001 through May 9, 2001

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Name of registrant)

Rembrandt Tower, Amstelplein 1, 1096 HA Amsterdam, The Netherlands

(Address of principal executive offices)

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Andrew D. Soussloff, Esq.
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

This report comprises a copy of two press releases entitled ‘Philips to launch Eurobond benchmark issue’, dated April 24, 2001 and ‘Philips places EUR 2.25 billion Eurobond’ dated May 9, 2001.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 9th day of May, 2001.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee

G.J. Kleisterlee
(President and Chairman
of the Board of Management)

/s/ J.H.M. Hommen

J.H.M. Hommen
(Executive Vice-President,
Member of the Board of Management
and Chief Financial Officer)

PHILIPS TO LAUNCH EUROBOND BENCHMARK ISSUE

Amsterdam, The Netherlands, 24 April 2001 - Royal Philips Electronics of the Netherlands (AEX: PHI, NYSE: PHG) intends to launch a Eurobond benchmark issue (“the Notes”) to extend the maturity profile of its outstanding debt and to refinance maturing long-term debt. The terms of the Notes including size and maturity are to be determined. Philips existing long-term debt is rated A3 positive outlook by Moody’s and A- stable by Standard & Poors.

For further information:
Ben Geerts, Philips Corporate Communications, tel: +31-20 59 77 215

The Notes have not and will not be registered under the U.S. Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States absent registration under the Act or an applicable exemption from the Act’s registration requirements.

PHILIPS PLACES EUR 2.25 BILLION EUROBOND

Amsterdam, The Netherlands, 9 May 2001 - Royal Philips Electronics of the Netherlands (AEX: PHI, NYSE: PHG) today placed an inaugural Eurobond issue (“the Notes”) for a total amount of EUR 2.25 billion.

Philips has placed two tranches with maturities in May 2008 and May 2011. The 7-year Notes are being offered in the aggregate principal amount of EUR 1.5 billion, have a coupon of 5.75%, an issue price of 99.972% and a yield of 5.755%. The 10-year Notes are being offered in the aggregate principal amount of EUR 750 million, have a coupon of 6.125%, an issue price of 99.744% and a yield of 6.16%.

The Notes will be listed at the Euronext Amsterdam stock market.

The proceeds will be used to refinance short-term and maturing long-term debt and will extend the maturity profile of the debt portfolio.

For further information:
Ben Geerts, Philips Corporate Communications, tel: +31-20 59 77 215

The Notes have not and will not be registered under the U.S. Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States absent registration under the Act or an applicable exemption from the Act’s registration requirements.